File No. 70-8733
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                Amendment No. 11
                        (Post-Effective Amendment No. 8)
                                       to
                           APPLICATION OR DECLARATION
                                       on
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935

THE SOUTHERN COMPANY           SOUTHERN ENERGY, INC.      MOBILE ENERGY SERVICES
270 Peachtree Street, N.W.     900 Ashwood Parkway        HOLDINGS, INC.
Atlanta, Georgia 30303         Suite 500                  900 Ashwood Parkway
                               Atlanta, Georgia 30338     Suite 450
                                                          Atlanta, Georgia 30338

SOUTHERN ENERGY,               SOUTHERN ENERGY            MOBILE ENERGY SERVICES
RESOURCES, INC.                NORTH AMERICA, INC.        COMPANY, L.L.C.
900 Ashwood Parkway            900 Ashwood Parkway        900 Ashwood Parkway
Suite 500                      Suite 500                  Suite 500
Atlanta. Georgia 30338         Atlanta, Georgia 30338     Atlanta, Georgia 30338

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

             (Name of top registered holding company parent of each
                             applicant or declarant)

Tommy Chisholm, Secretary                            Thomas G. Boren, President
The Southern Company                                 SEI Holdings, Inc.
270 Peachtree Street, N.W.                           900 Ashwood Parkway
Atlanta, Georgia 30303                               Suite 500
                                                     Atlanta, Georgia 30338

                   (Names and addresses of agents for service)

        The Commission is requested to mail signed copies of all orders, notices and communications to:

W. L. Westbrook                                      Thomas G. Boren, President
Financial Vice-President                             SEI Holdings, Inc.
The Southern Company                                 900 Ashwood Parkway
270 Peachtree Street, N.W.                           Suite 500
Atlanta, Georgia 30303                               Atlanta, Georgia 30338

                             John D. McLanahan, Esq.
                              Troutman Sanders LLP
                           600 Peachtree Street, N.E.
                                   Suite 5200
                           Atlanta, Georgia 30308-2216

                              INFORMATION REQUIRED

          The Applications and Declarations heretofore filed in File No. 70-8733, as amended, are hereby amended on a post-effective basis to provide the additional authority requested below. This Amendment 11 (Post-Effective Amendment No. 8) wholly supersedes Amendment 10 (Post-Effective Amendment No.
7).

Item 1.    Description Of Proposed Transaction

           1.1  Identity of Applicants.

           The Applicants are the same legal entities shown on Amendment No. 10. Effective January 1, 1998 SEI Holdings, Inc., changed its corporate name to Southern Energy, Inc. ("Southern Energy") in order to support domestic and international market awareness of The Southern Company ("Southern"). Southern Energy is a wholly owned subsidiary of Southern, a holding company registered pursuant to the Public Utility Holding Company Act of 1935 (the "Act"). Pursuant to authority conferred by HCAR No. 26468 (February 2, 1996), Southern Energy holds Southern's interests in Exempt Wholesale Generators ("EWGs") and Foreign Utility Companies ("FUCOs") and certain other energy-related projects enumerated by HCAR No. 26468.

          Effective January 1, 1998 Southern Energy, Inc., changed its corporate name to Southern Energy Resources, Inc. ("SERI") in order to reflect the project development and technical services role authorized for SERI and the other Special Purpose Subsidiaries of Southern Energy authorized by HCAR No. 26468 (February 2, 1996). SERI is the corporate successor to Southern Electric International, Inc. authorized pursuant to HCAR No. 26212 (December 30, 1994). Pursuant to authority conferred by HCAR No. 26468 (February 2, 1996), SERI is a wholly-owned subsidiary of Southern Energy.

           1.2  The Proposed Transaction.

           Applicants propose to restructure the Southern system ownership of Mobile Energy Services Company, L.L.C. ( "MESC"), an Alabama limited liability company which owns and operates the Mobile Energy cogeneration project ("Mobile Energy Project"). Specifically, MESC will bifurcate the limited liability company membership interests issued by it into (i) voting membership interests through which control is exercised and (ii) nonvoting economic interests which exercise no control over MESC or the Mobile Energy Project. Under this restructuring of the MESC ownership, Mobile Energy Services Holdings, Inc. ("MESH"), a direct wholly-owned subsidiary of Southern , will continue to own 99% of the voting membership interests of MESC and will continue to control MESC, which in turn owns and operates the Mobile Energy Project. MESH will also continue to own a 1% non-voting economic interest in MESC. Under the proposed arrangement, a new special purpose subsidiary ("SE Mobile"), a direct or indirect wholly-owned subsidiary of Southern Energy (formerly SEI Holdings, Inc.) or Southern Energy North America, Inc., (a wholly owned subsidiary of Southern Energy), will acquire from MESH non-voting securities in the form of economic membership interests representing 98% of the economic interest in MESC. SE Mobile will also acquire the remaining 1% voting interest in MESC and 1% economic interest in MESC, currently held by SERI (formerly Southern Energy, Inc., the successor to Southern Electric International, Inc.), a wholly-owned subsidiary of Southern Energy. Ultimately, SE Mobile will hold 99% of the nonvoting economic interest in MESC and 1% of the voting interest in MESC, and MESH will hold 1% of the nonvoting economic interest and 99% of the voting interest in MESC. The transfers of interests is anticipated to occur in at least two stages, separated by twelve or more months.

           Authority to complete the transfer is requested through June 30, 2000, coterminous with certain authority conferred in HCAR No. 26738 (July 2, 1997). Southern anticipates treating the transfer of the economic interest for book accounting purposes as a dividend transfer of shares to Southern by MESH and a contribution of the same shares by Southern to SE Mobile through intermediate subsidiaries. The Commission previously authorized in HCAR No. 26468 (February 2, 1996) the issuance of a new class of non-voting preferred stock by MESH to Southern and the transfer of that stock to Southern Energy and to Southern Energy North America, Inc. (identified in HCAR No. 26468 as "Domestic Holdings") in order "to direct some or all of the cash flow and income from Mobile Energy to support the operations and future financings of Holdings [Southern Energy] and Domestic Holdings [Southern Energy North America, Inc.]." HCAR No. 26468 at fn. 5. [Emphasis Added]. The preferred stock transfer authority was extended in HCAR No. 26543 (July 17, 1996) until June 30, 1997. Southern, however, was unable to structure a capital-efficient and tax-efficient public debt or equity offering by Southern Energy or any of its subsidiaries within that time frame. Pursuant to HCAR No. 26738 (July 2, 1997), the preferred stock authority was extended until June 30, 1998, and the authority to pay dividends out of unearned surplus was extended until June 30, 2000. It now appears that a transfer of economic interests would provide a source of support for external financing preferable to the previously authorized transfer of preferred stock. Applicants propose to retain the preferred stock transfer authority extended by HCAR No. 29738 through June 30, 2000, but to surrender that authority upon exercising the authority sought herein. In the event Applicants determine that a preferred stock transfer will prove sufficient support for external financing, upon the exercise of such authority, Applicants will surrender the authority sought herein. 1.3. Background

           By order dated February 2, 1996 (HCAR No. 26468) ( the "Initial Order") Southern Energy (formerly SEI Holdings) was authorized, among other things, to acquire the securities of one or more special-purpose subsidiaries (called "Intermediate Subsidiaries") organized exclusively for the purpose of acquiring and holding one or more EWGs or FUCOs or subsidiaries which derive or will derive substantially all of their revenues from the ownership or operation, or both, of certain categories of non-utility businesses, namely qualifying facilities (as defined in the Public Utility Regulatory Policies Act of 1978); steam production, conversion and distribution; and brokering and marketing of electricity and other energy commodities. The Initial Order authorized the formation of "Domestic Holdings" (now Southern Energy North America, Inc.) as an umbrella organization for Southern Energy's domestic operations. Southern Energy was also authorized to acquire from Southern the shares of SERI. (formerly Southern Energy, Inc., successor to Southern Electric International, Inc.). The Initial Order also authorized the issuance by MESC to Southern of a series of preferred stock and contribution thereof by Southern to Southern Energy.

           The Mobile Energy Project is a cogeneration facility. MESH currently holds 99% of the membership interests in MESC. The remaining 1% in MESC is held by SERI (formerly Southern Energy, Inc.). But for 100% ownership by Southern, the Mobile Energy Project would constitute a qualifying facility under the Public Utility Regulatory Policies Act of 1978. Because the Southern electric system owns 100% of MESC, MESC is an "electric utility company" as defined by
Section 2(a) (3) of the Act. The Mobile Energy Project, however, is not a "public utility" under either applicable Alabama law or the Federal Power Act. Under the proposed arrangement Southern's economic interest in the Mobile Energy project will be owned within the same group of companies which own Southern's other interests in independent energy projects. That economic ownership, however, would be passive in nature. Control of MESC, which is a public utility under the Act, would continue to be exercised through MESH, a direct subsidiary of Southern. The proposed issuance of securities by MESC and acquisitions of securities by SE Mobile will result in no increase in investment in the Mobile Energy Project and in no change in either the operation of the Mobile Energy Project or the control of the Mobile Energy Project. Southern's realignment of its ownership interest in this independent energy project places the economic ownership with the ownership group of Southern's other independent energy projects and will facilitate the evaluation of the performance of Southern's independent energy portfolio by all interested parties, including the investment community.

           As stated in Southern's October 31, 1995, application in file No. 70-8733 the "primary objective for the reorganization of Southern's ownership in Projects is to facilitate Holdings' [Southern Energy's] access to external sources of debt and equity capital." This goal was to have been furthered through the authority to transfer all cash flow and income from the Mobile Energy Project to Southern Energy and its subsidiaries through the issuance and transfer to them of a special class of preferred stock. Applicants anticipate that the proposed transfer of economic ownership interests will serve the same purpose more economically.

1.4        Corporate Structure Under Applicable Alabama Law.

           The Alabama Limited Liability Act (the "Alabama Act"), pursuant to which MESC is organized, specifically provides for the bifurcation of securities issued by Alabama limited liability companies into "financial rights," encompassing the right to share in profits and losses under Section 10-12-2(d) of the Alabama Act and "governance rights" under Section 10-12-2(f) of the Alabama Act. "Governance rights" are defined therein as wholly distinct from "financial rights." Governance rights include all rights to manage the limited liability company. Section 10-12-22 expressly allows the membership of an Alabama limited liability company to restrict or enlarge the management rights and duties of any class of persons, thus allowing for the bifurcation of interests. Pursuant to the authority requested herein, MESC will amend its operating agreement to make a clear distinction between voting (governance) rights and non-voting economic (financial) interests. The Alabama Act, however, does not permit a one member limited liability company. Thus, a second entity in addition to MESH must be a member of MESC. Currently, SERI (formerly named Southern Energy, Inc.) provides the required second member. Under this post-effective amendment, SE Mobile would become the second member.

Item 2.    Fees, Commission and Expenses.

           The fees, commissions and expenses paid or incurred and to be paid or incurred in connection with the proposals contained herein are estimated not to exceed $5,000.

Item 3.    Applicable Statutory Provisions.

           In order to accomplish this transaction, MESC will exchange outstanding MESC securities for two classes of membership interests, one representing voting interests and the other nonvoting economic interests. SERI must be authorized to transfer its resulting interest (1% voting/1% economic) to SE Mobile. MESH must be authorized to transfer its nonvoting economic interests ( 98%) to SE Mobile. SE Mobile must be authorized to acquire these interests. SE Mobile requests authority to acquire its economic interests cumulatively in two transactions over a period of at least twelve months. These transactions are subject to sections 6(a), 7, 9(a), 10, 12(b), 12(c) , 12(d), and 12(f) of the
Act and Rules 43 and 45 thereunder. Applicants submit that the applicable standards of the Act have been met for the following reasons: the proposal makes no change in the control of MESC, Southern does not incur any new financial obligations by virtue of the proposed reorganization, the proposal makes no change in the operation of the Mobile Energy Project, the proposal results in substantially similar alignment of economic rights as previously authorize in HCAR No. 26468 February 2, 1996), and the proposal results in an alignment of the economic rights and risks associated with the Mobile Energy Project along with the economic rights and risks of other independent energy projects within Southern's corporate structure while retaining ownership of voting control in a direct subsidiary of Southern.

           Rule 54 Analysis: Rule 54 provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a),
(b) and (c) are satisfied.

           Southern currently meets all of the conditions of Rule 53(a), except for clause (1). At March 31, 1998, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $2.947 billion, or about 77.1% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended March 31, 1998 ($3.823 billion). With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release No. 16501, dated April 1, 1996 (the "Rule 53(c) Order"); and Holding Company Act Release No. 26646, dated January 15, 1997 (order denying request for reconsideration and motion to stay).

           In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of Operating Company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.

           Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern holding company system were considered, there is no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing does not have any effect upon Southern's capitalization or the financial integrity of the Southern system, or an adverse impact on Southern's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

           The Rule 53(c) Order was predicated, in part, upon an assessment of Southern's overall financial condition which took into account, among other factors, Southern's consolidated capitalization ratio and the recent growth trend in Southern's retained earnings. As of December 31, 1995, the most recent fiscal year preceding the Rule 53(c) Order, Southern's consolidated capitalization consisted of 49.3% equity (including mandatorily redeemable preferred securities) and 50.7% debt (including $1.68 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). As of year-end 1997, that ratio was 47.5% equity and 52.5% debt (including $4.593 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). The proposed transaction will have no effect on consolidated capitalization. The common equity component of Southern's pro forma consolidated capitalization represents 35.1% of total capitalization at December 31, 1997. Since the date of the Rule 53(c) Order, there has been no material change in Southern's consolidated capitalization ratio, which remains within acceptable ranges and limits of rating agencies as evident by the continued "A" corporate credit rating of Southern Company. Specifically, in January 1997 Standard & Poor's assigned Southern Company its corporate credit rating of "A" which was consistent with the implied corporate rating previously held by Southern. This implied rating had been in effect since May 1995. Therefore, since the April 1996 issue of the Rule 53(c) Order, the Southern consolidated credit rating has remained at "A" thereby demonstrating Southern's continued strong financial integrity. In addition, the underlying ratings of the affiliated operating companies, which have a strong influence on the Southern Company corporate rating, are all "A+". As a point of reference, the pro forma percentage of debt in the total capital structure of the Southern domestic operating utility companies is 45.1%, which is at the median total debt ratio of the Standard & Poor's "A" rated vertically integrated utilities.1

           Southern's consolidated retained earnings grew on average approximately 8.6% per year from 1992 through 1996. In 1997, consolidated retained earnings increased $78,148,000, or slightly more than 2%. The reduction in the rate of earnings growth was primarily due to a $111 million windfall profits tax assessed against South Western Electricity in the United Kingdom. The total windfall profits tax for South Western Electricity was $148 million; however, the $111 million reflects only Southern's 75% ownership. Excluding the impact of such tax, earnings attributable to Southern's investment in EWGs and FUCOs continue to contribute modestly to consolidated retained earnings.

           Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to Southern's investments in EWGs and FUCOs has not had any adverse impact on Southern's financial integrity.



--------
1 Currently, capitalization ratios, including short-term debt, for "A" rated vertically integrated electric utilities have a median total debt to total capital ratio of 45% as noted by Standard & Poor's in May 1997 for companies rated both publicly and confidentially. Prior to issuing this rating standard, the Standard & Poor's total debt to total capital benchmark for an "A" rated vertically integrated investor-owned-utility having an average business position was 47%.

           Item 4.         Regulatory Approval.

           No state or federal regulatory approval is required other than that of the Commission. The Mobile Energy Project is not a "public utility" under either Alabama law or the Federal Power Act.

Item 5.    Procedure.

           Applicants request that the Commission's order be issued as soon as the rules allow, and that there be no thirty-day waiting period between the issuance of the Commission's order and the date on which it is to be effective. Applicants hereby waive a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in the matter unless the Division opposes the matters covered hereby.

Item 6.    Exhibits and Financial Statements.
           (a)  Exhibits
           A - Revised Exhibits  A-2 and A-3 (To be filed by amendment)

           B - Revised Exhibit B-6(d) (To be filed by amendment)

           G - Form of Federal Register Notice


Item 7.    Environmental Effects.

           No other agency is preparing an environmental impact statement with respect to this matter. This reorganization will not affect the operations previously authorized and the issuance of the requested authority will not constitute any major federal action significantly affecting the quality of the human environment.

                                   SIGNATURES
         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  July 24, 1998

                                     THE SOUTHERN COMPANY

                                     By: /s/Tommy Chisholm
                                           Tommy Chisholm
                                           Secretary


                                     MOBILE ENERGY SERVICES HOLDINGS, INC.

                                     By: /s/Tommy Chisholm
                                          Tommy Chisholm
                                          Secretary


                                     SOUTHERN ENERGY, INC.

                                     By: /s/Tommy Chisholm
                                          Tommy Chisholm
                                          Vice President and Secretary


                                     SOUTHERN ENERGY RESOURCES, INC.

                                     By: /s/Tommy Chisholm
                                          Tommy Chisholm
                                          Secretary

                                     SOUTHERN ENERGY NORTH AMERICA, INC.

                                     By: /s/Tommy Chisholm
                                          Tommy Chisholm
                                          Secretary


                                     MOBILE ENERGY SERVICES COMPANY, L.L.C.

                                     By: /s/Tommy Chisholm
                                          Tommy Chisholm
                                           Secretary